Bingham Canyon Corporation

3359 South Main

Suite 584

Salt Lake City, Utah 84115

December 27, 2011

Tia L. Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Bingham Canyon Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 16, 2011

File No. 000-31549

Dear Ms. Jenkins,

This letter is in response to your comment letter dated November 14, 2011 regarding the above identified Form 10-K of Bingham Canyon Corporation (the “Company”).  The Company is filing via EDGAR this response letter and the amended Form 10-K as described below.  We have restated your comments and each comment is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 12

1.      Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports.  Please advise your independent accountant to revise the scope and opinion paragraphs of their audit report and opine upon the cumulative period from inception (February 27, 1986) through December 31, 2010 in addition to the annual periods already included.  Please amend your Form 10-K accordingly.  In addition, please note that since your predecessor independent accountant, Chisholm, Bierwolf, Nilson & Morrill, LLC, is no longer registered with the PCAOB reliance on their work and making reference to their reports is not appropriate.

Response:  The Amendment No. 1 to the Company’s Form 10-K for the year ended December 31, 2010 includes the requested audit report issued by a PCAOB-registered auditing firm which opines upon the identified cumulative period.   The only material change to the financial statements in the amended annual report is that “Note 3 – Income Taxes” included in the notes to the financial statements has been expanded.

Additionally, we have revised Item 9A of the annual report to clearly state that our disclosure controls and procedures were ineffective as of the end of the period covered by that report.

* * * * * *

In connection with our response to your comments, the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter and the amended annual report adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Brett D. Mayer

Brett D. Mayer

President